J.P. MORGAN SECURITIES LLC	MORGAN STANLEY & CO. LLC	CREDIT SUISSE SECURITIES (USA) LLC
383 Madison Avenue	1585 Broadway	Eleven Madison Avenue
New York, NY 10179	New York, NY 10036	New York, NY 10010

March 19, 2012

Re:                            Vantiv, Inc.

Registration Statement on Form S-1

Registration File No. 333-177875

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, wish to advise you that (i) the Registration Statement on Form S-1 as filed on November 9, 2011, as amended through Amendment No. 7 to the Registration Statement as filed on March 14, 2012, and (ii) the Preliminary Prospectus issued March 8, 2012, were distributed during the period March 8, 2012, through March 16, 2012, in at least the following amounts:

Registration Statement	Preliminary Prospectus
11 to Underwriters	3,182 to Institutions
15,815 to Dealers, Underwriters and Others
Total: 11	Total: 18,997

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Vantiv, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Standard Time on March 21, 2012, or as soon thereafter as practicable.

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Very truly yours,

J.P. MORGAN SECURITIES LLC,
MORGAN STANLEY & CO. LLC,
CREDIT SUISSE SECURITIES (USA) LLC,

Acting severally on behalf of themselves and the several Underwriters listed in Schedule 1 to the Underwriting Agreement

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ John Hall
	Name:	John Hall
	Title:	Managing Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Paul Wasinger
	Name:	Paul Wasinger
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Brian Gudofsky
	Name:	Brian Gudofsky
	Title:	Managing Director